Exhibit 99.1

Virax Biolabs' CEO James Foster Issues Letter to Shareholders

LONDON, United Kingdom, and DUBAI, United Arab Emirates: June 14, 2023 – Virax Biolabs Group Limited (“Virax” or the “Company”) (Nasdaq: VRAX), an innovative diagnostics company focused on the detection of immune responses and diagnosis of viral diseases, announced that Mr. James Foster, Chairman of the Board & Chief Executive Officer of Virax, has issued a letter to shareholders.

Dear Fellow Shareholders

As we reach the mid-year mark of 2023, I am pleased to provide you with an update on the exciting developments at Virax and disclose for the first time, a comprehensive outline of the upcoming milestones for ViraxImmune™, and ongoing progress of ViraxClear™.

ViraxImmune™

We believe our ViraxImmune™ platform will shift the way individuals are able to manage aspects of their immune health, moving testing and diagnostics from event-driven to a proactive and preventative approach. ViraxImmune™ will empower patients to take control of their health and make informed decisions on how to respond to current and future viral threats.

ViraxImmune™ assesses susceptibility to viral threats by measuring individuals’ specific T-Cell response to viruses. T-Cells are responsible for long-term immunity and the level of T-Cell response correlates with the level of immune protection an individual may already have due to prior disease exposure.

Individuals will be able to order ViraxImmune™ kits and have blood drawn at a convenient location that can then be sent to a laboratory for analysis using our proprietary technology. Results will then be delivered directly to an individual through our ViraxImmune™ Mobile Application, providing them an immune profile for a number of viruses.

We are using COVID-19 as our first target for the in vitro diagnostic T-Cell tests to prove the effectiveness of our technology. This will then allow us to adapt to additional pathogens, whether variants of existing pathogens or new ones, as they emerge. A subscription that can be purchased through our mobile application will allow the community of ViraxImmune™ customers to test their immune responses to the most prevalent viral threats each year before they come into contact with them. This will allow customers to make informed decisions on their immune risk and provide them actionable results with convenience, high accuracy, and affordability.

In addition to gaining insights into one’s own personal immune health, we intend to pursue partnerships with academic labs engaged in viral studies, as well as pharmaceutical companies and Clinical Research Organisations who may need T-Cell tests as a pre-screening tool for clinical trials. By leveraging both business-to-business and direct-to-consumer, we plan to capitalize on the opportunities for ViraxImmune™.

Our Anticipated Timeline for ViraxImmune™

For ViraxImmune™, we are focused on important milestones and initiatives, including stability of clinical samples – as we expect ViraxImmune™ technology to allow the use of a broad range of samples – improving the accuracy and precision of our COVID-19 test, and the completion of our clinical performance study.

The clinical protocol for the clinical performance studywill soon be reviewed during our FDA pre-submission to satisfy the 501(k) requirements. This clinical performance study is intended take place in multiple sites located in the United States, European Union, and United Kingdom in order to facilitate the access to United States and European Union markets through the FDA and IVDR pathways. Regular announcements will be made as the study progresses and we expect to announce full results in the fourth quarter of 2023.

Once the clinical performance study is complete and we are satisfied with the results, we can immediately start applications in the first quarter of 2024 to seek compliance with United States (FDA 501(k)), European Union (IVDR), United Kingdom (MHRA) and Canadian (HC) regulations. In parallel to our 510(k) application, we are working toward the obtention of the FDA’s Clinical Laboratory Improvement Amendments (CLIA) approval for the first quarter of 2024.

While commercialization entirely relies on regulatory bodies approval, we are confident that we would be able to access most markets in the second quarter of 2024. However, due to the lack of European IVDR notified bodies, delays in the review of our technical documentation can be expected. Therefore, we have adopted a precautionary approach and aim to obtain European CE marking in the fourth quarter of 2024.

We expect that ViraxImmune™ will be initially available for research use only (RUO) in the fourth quarter of 2023 before the launch as an in-vitro diagnostic (IVD) product next year. This approach will allow us to market and commercialise our products before they have gone through the regulatory approval process in the different territories specified above.

ViraxImmune™ Mobile Application

We are not stopping at just preventative diagnostics. The ViraxImmune™ Mobile Application is being designed to provide tailored wellness advice and practical steps that can be taken to improve an individual's immune profile and lower their risks of infection. We have incorporated lifestyle questions within the application to capture additional information.

Users will have the option to answer these questions and provide details about any relevant tests they may have completed, such as Vitamin C, Vitamin D, Iron, and Zinc as well as other lifestyle questions that are relevant to an individual’s immune profile. This supplementary data will help paint a more holistic picture of their immune profile at a specific point in time.

These lifestyle questions and additional tests are entirely optional. Users can still generate a report using only the ViraxImmune™ IVD results or any of our additional partner tests, and they will receive limited general wellness recommendations based on this information.

We believe that by offering users the choice to provide additional data, we can provide a more well-rounded view of their lifestyle and other important immunity markers. This will ultimately empower individuals to make informed decisions about their health and take appropriate next steps. We anticipate launching our ViraxImmune™ mobile application in the fourth quarter of 2023.

ViraxClear™

In the first half of 2023, we continued to expand the range of ViraxClear™ tests and distribution partners. We signed a purchase order with Cosmos Health to launch and market our ViraxClear™ COVID-19 and Influenza A+B Antigen Combo Rapid Detection Kits. Cosmos has exclusive distribution rights for Greece and Cyprus, with the opportunity to distribute the ViraxClear™-branded test kits across Europe on a non-exclusive basis.

We also announced an agreement for the distribution of an Avian Influenza A Virus real-time PCR test kit to markets accepting the CE mark, and an agreement for the distribution of Marburg Virus PCR testing kits with plans to launch in areas accepting CE mark.

ViraxClear™ is intended to act as a supporting vertical and additional revenue stream to assist in the funding and development of our primary company focus: ViraxImmune™. The ViraxClear™ vertical has been further augmented through the addition of ViraxVet™, a veterinary diagnostics platform that is focussed on multiplex test kits. By offering a disruptive diagnostic portfolio through our soon to be implemented direct-to-consumer Polymerase Chain Reaction (PCR) & Antigen platform that is inclusive of new multiplex assays and competitively priced, we intend to further disrupt the IVD sector.

Build Out of Infrastructure and Global Reach

We are eager to bring world-class testing solutions for viral threats to additional geographies and expand our reach globally. In alignment with that mission, we have established a Regional Headquarters at Dubai Science Park.

The new headquarters will accommodate the company's expansion into the Middle East and improve global operations by attracting local partnerships and expanding our distribution reach of high-quality in-vitro diagnostics, innovative products and proprietary T-Cell test while creating logistical efficiencies.

Looking forward, we have plans to augment our research and development capabilities with a new facility to propel the development of ViraxImmune™, and a laboratory to spearhead the initial launch of the platform and optimize the test for smaller volumes of blood, acting as an affordable laboratory for blood draw and analysis.

Financial Results

For the year ended March 31, 2023, consolidated cash was approximately $9.5 million. The Company has no debt obligations other than a note payable with a remaining balance of $146,250, which is offset by an approximate amount included in prepaid expenses and deposits on the balance sheet. The remainder of the liabilities, which are all current, represent mostly trade payables and accrued expenses. Our current assets total approximately $9.6 million while our total current liabilities are less than $1.0 million. During the fiscal year ended 2023, the Company was able to extinguish a large portion of payables that resulted in a gain on debt extinguishment of approximately $290,000. Research and development expense associated with the ViraxImmuneTMplatform was approximately $400,000 and we anticipate additional research and development expenditures to bring ViraxImmuneTM to the market to be approximately $1.1 million. With the current cash balance, we believe we have adequate capital to take us through this important milestone.

Research and development expenses were approximately $400,000 for both the years ended March 31, 2023 and 2022. Research and development expenses consisted entirely of clinical protocol and performance studies from third party laboratory partners.

General and administrative expenses were approximately $5.3 million and $1.3 million, for the years ended March 31, 2023 and 2022, respectively. The significant increase in general and administrative costs was mainly due to the increase in costs relating to the preparation for the IPO and costs associated with ongoing operations. Much of the increase was attributed to hiring for all levels of personnel. Non-cash stock-based compensation for the year ended March 31, 2023 was approximately $1.7 million representing approximately 32% of general and administrative expenses and which has been reversed with the cancellation of certain stock options subsequent to the fiscal year end.

Net cash used in operating activities was $4,329,194 and $811,991 for the years ended March 31, 2023 and 2022, respectively. The increase in cash used for operations was mainly due to increased losses as the Company increased general and administrative and research and development costs.

Net cash used in investing activities was $178,403 and $0 for the years ended March 31, 2023 and 2022, respectively. Investing activities for the year ended March 31, 2023 consisted of capitalization of certain intangible software costs associated with the development of the ViraxImmuneTM mobile application.

Net cash provided by financing activities was $13,838,379 and $813,205 for the years ended March 31, 2023 and 2022, respectively. The increase in cash flows from financing activities was due to the IPO and the two PIPE transactions that occurred in November 2022 and March 2023.

Closing statement

We continue to focus heavily on piecing together a comprehensive preventative diagnostics platform. By combining cutting-edge technology, strategic partnerships, and a strong infrastructure, we strive to create a unified system that enables early detection and proactive prevention of diseases worldwide.

We look forward to empowering a healthier world.

Sincerely,

James Foster
Chairman and CEO
Virax Biolabs Group Limited

About Virax Biolabs Group Limited.

Founded in 2013, Virax Biolabs Group Limited is an innovative biotech company focused on the detection of immune responses to and diagnosis of viral diseases.

In addition to distributing an array of in-vitro diagnostic test kits, Virax Biolabs Group Limited is currently developing a proprietary T-Cell Test technology with the intention of providing an immunology profiling platform that assesses each individual's immune risk profile against major global viral threats. T-Cell testing can be particularly effective in the diagnosis and therapeutics of COVID-19 as well as other threats including Monkeypox, Hepatitis B, Malaria, Herpes and Human Papillomavirus.

For more information, please visit www.viraxbiolabs.com.

Caution Concerning Forward Looking Statements:

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. These forward-looking statements are based on information currently available to Virax and its current plans or expectations and are subject to a number of known and unknown uncertainties, risks and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These and other important factors are described in detail in the "Risk Factors" section of Virax's Annual Report on Form 20-F for the year ended March 31, 2023. Although we believe the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Company Contact:

Virax Biolabs Group Limited

Phone: +44 020 7788 7414

Email: info@viraxbiolabs.com

Media and Investor Contact:

Nic Johnson and Adanna Alexander
Russo Partners, LLC
(303) 482-6405
nic.johnson@russopartnersllc.com

adanna.alexander@russopartnersllc.com